Pricing Term Sheet	Filed pursuant to Rule 433
dated April 21, 2010	Registration File No. 333-166175
Supplementing the Preliminary
Prospectus Supplements
dated April 20, 2010
(To Prospectus dated April 20, 2010)
MGIC Investment Corporation
Concurrent Offerings of
65,116,279 Shares of Common Stock, par value $1.00 per share
(the “Common Stock Offering”)
and
$300,000,000 principal amount of
5% Convertible Senior Notes due 2017
(the “Convertible Senior Notes Offering”)
The information in this pricing term sheet relates only to the Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated April 20, 2010 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated April 20, 2010 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated April 20, 2010, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-166175.

Issuer:	MGIC Investment Corporation, a Wisconsin corporation.

Ticker / Exchange for Common Stock:	MTG / New York Stock Exchange (“NYSE”).

Trade Date:	April 21, 2010.

Settlement Date:	April 26, 2010.
Common Stock Offering

Title of Securities:	Common stock, par value $1.00 per share, of the Issuer.

Shares Offered and Sold:	65,116,279 (or a total of 74,883,720 if the underwriters exercise their option to purchase up to 9,767,441 additional shares of the Issuer’s common stock in full).

Initial Price to Public:	$10.75 per share / $699,999,999.25 total (excluding the underwriters’ option to purchase up to 9,767,441 additional shares of the Issuer’s common stock).

Underwriting Discount:	$0.43 per share / $27,999,999.97 total (excluding the underwriters’ option to purchase up to 9,767,441 additional shares of the Issuer’s common stock).

Proceeds, Before Expenses, to the Issuer:	$10.32 per share / $671,999,999.28 total (excluding the underwriters’ option to purchase up to 9,767,441 additional shares of the Issuer’s common stock).

Estimated Net Proceeds:	The Issuer expects to raise approximately $962.3 million in net proceeds from the Convertible Senior Notes Offering and the Common Stock Offering, after deducting the underwriting discounts and offering expenses payable by the Issuer, assuming no exercise of either the underwriters’ option to purchase up to 9,767,441 additional shares of the Issuer’s common stock in the Common Stock Offering or the underwriters’ option to purchase up to $45,000,000 principal amount of Convertible Senior Notes in the Convertible Senior Notes Offering.

Use of Proceeds:	The Issuer intends to use the net proceeds from the Common Stock Offering and the Convertible Senior Notes Offering to provide funds to repay at maturity or repurchase prior to maturity the $78,409,000 outstanding principal amount of the Issuer’s 5.625% Senior Notes due 2011 and for the Issuer’s general corporate purposes, which may include improving liquidity by providing funds for debt service and increasing the capital of Mortgage Guaranty Insurance Corporation and other subsidiaries of the Issuer. The Issuer’s 5.625% Senior Notes mature on September 15, 2011.

Underwriting Discount:	The following table shows the per share and total underwriting discount to be paid to the underwriters by the Issuer. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 9,767,441 additional shares of the Issuer’s common stock.

	No Exercise	Full Exercise
Per Share	$0.43	$0.43
Total	$27,999,999.97	$32,199,999.60

The Issuer estimates that its share of the total expenses of the Common Stock Offering and the Convertible Senior Notes Offering, excluding underwriting discounts and commissions, will be approximately $700,000.

Sole Book-Running Manager:	Goldman, Sachs & Co.

Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities Inc. Dowling & Partners Securities LLC Keefe, Bruyette & Woods, Inc. Northland Securities, Inc. Piper Jaffray & Co.
Convertible Senior Notes Offering

Convertible Senior Notes:	5% Convertible Senior Notes due 2017.

Aggregate Principal Amount Offered:	$300,000,000 principal amount of Convertible Senior Notes (or a total of $345,000,000 principal amount of Convertible Senior Notes if the underwriters’ over-allotment option to purchase up to $45,000,000 principal amount of additional Convertible Senior Notes is exercised in full).

Initial Price to Public:	100.00% per Note

Maturity:	The Convertible Senior Notes will mature on May 1, 2017, unless earlier converted or repurchased by the Issuer at the holder’s option upon a fundamental change.

Interest Rate:	5% per year.

Interest Payment Dates:	Interest will accrue from the Settlement Date, and will be payable semiannually in arrears on May 1 and November 1 of each year, commencing on November 1, 2010, to holders of record at the close of business on the April 15 or October 15 (as the case may be) immediately preceding such interest payment date. The Issuer does not have the right to defer interest payments on the Convertible Senior Notes.

NYSE Closing Stock Price on April 20, 2010:	$11.06 per share of the Issuer’s common stock.

Reference Price:	$10.75 per share of the Issuer’s common stock, the initial price to public per share in the Common Stock Offering.

Conversion Premium:	25% above the Reference Price.

Initial Conversion Price:	Approximately $13.44 per share of the Issuer’s common stock.

Initial Conversion Rate:	74.4186 shares of the Issuer’s common stock per $1,000 principal amount of the Convertible Senior Notes.

Estimated Net Proceeds:	The Issuer expects to raise approximately $962.3 million in net proceeds from the Convertible Senior Notes Offering and the Common Stock Offering, after deducting the underwriting discounts and offering expenses payable by the Issuer, assuming no exercise of either the underwriters’ option to purchase up to 9,767,441 additional shares of the Issuer’s common stock in the Common Stock Offering or the underwriters’ option to purchase up to $45,000,000 principal amount of Convertible Senior Notes in the Convertible Senior Notes Offering.

Use of Proceeds:	The Issuer intends to use the net proceeds from the Common Stock Offering and the Convertible Senior Notes Offering to provide funds to repay at maturity or repurchase prior to maturity the $78,409,000 outstanding principal amount of the Issuer’s 5.625% Senior Notes due 2011 and for the Issuer’s general corporate purposes, which may include improving liquidity by providing funds for debt service and increasing the capital of Mortgage Guaranty Insurance Corporation and other subsidiaries of the Issuer. The Issuer’s 5.625% Senior Notes mature on September 15, 2011.

Underwriting Discount:	The following table shows the per note and total underwriting discount to be paid to the underwriters by the Issuer. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional $45,000,000 aggregate principal amount of notes.

Per Note	No Exercise	Full Exercise
3.00%	$9,000,000	$10,350,000

The Issuer estimates that its share of the total expenses of the Convertible Senior Notes Offering and the Common Stock Offering, excluding underwriting discounts and commissions, will be approximately $700,000.

Sole Book-Running Manager:	Goldman, Sachs & Co.

Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities Inc. Dowling & Partners Securities LLC Keefe, Bruyette & Woods, Inc. Northland Securities, Inc. Piper Jaffray & Co.

CUSIP Number:	552848 AD 5

Adjustment to Shares Delivered upon Conversion upon Certain Transactions:	The following table sets forth the share price paid per share of the Issuer’s common stock in connection with a “make-whole adjustment event” (as defined in the prospectus supplement) and the number of additional shares per $1,000 principal amount of Convertible Senior Notes by which the conversion rate will be increased:

	Share Price
Effective Date	$10.75	$11.00	$12.00	$13.44	$14.00	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00	$75.00
April 20, 2010	18.6047	18.6047	16.6564	13.5940	12.6882	11.3195	8.8978	7.2602	4.9625	3.4875	1.7443	0.8257	0.0037
May 1, 2011	18.6047	18.2217	15.3578	12.3226	11.4277	10.1006	7.8354	6.3980	4.3742	3.0611	1.5190	0.7023	0.0000
May 1, 2012	18.2010	17.3174	14.3794	11.2874	10.3808	9.0461	6.8796	5.5879	3.8185	2.6724	1.3201	0.6008	0.0000
May 1, 2013	17.7193	16.7857	13.6370	10.3840	9.4338	8.0421	5.8738	4.7264	3.2377	2.2663	1.1088	0.4885	0.0000
May 1, 2014	17.5925	16.5626	13.1168	9.5905	8.5684	7.0893	4.8507	3.8044	2.6242	1.8413	0.9018	0.3910	0.0000
May 1, 2015	17.6474	16.4818	12.5820	8.6518	7.5263	5.9524	3.6553	2.7353	1.9017	1.3416	0.6564	0.2749	0.0000
May 1, 2016	17.7299	16.3232	11.6774	7.1542	5.9140	4.2311	2.0633	1.4914	1.0413	0.7405	0.3659	0.1487	0.0000
May 1, 2017	18.6047	16.4905	8.9147	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact share prices and effective dates may not be set forth in the table above, in which case:
•	If the share price is between two share price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower share price amounts and the two effective dates, as applicable, based on a 365-day year.

•	If the share price is greater than $75.00 per share, subject to adjustment, the conversion rate will not be adjusted.

•	If the share price is less than $10.75 per share, subject to adjustment, the conversion rate will not be adjusted.
Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 93.0233 shares per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes— Conversion Rate Adjustments” in the preliminary prospectus supplement dated April 20, 2010 for the Convertible Senior Notes Offering.
The Issuer has filed a registration statement (including preliminary prospectus supplements each dated April 20, 2010 and an accompanying prospectus dated April 20, 2010) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, call toll-free (866) 471-2526, or fax (212) 902-9316, or email prospectus-ny@ny.email.gs.com.
This communication should be read in conjunction with the preliminary prospectus supplements dated April 20, 2010 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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